Filed Pursuant To Rule 433
Registration No. 333-167132
July 27, 2010
QUARTER 2 2010
Price trends
The gold price had a strong performance during Q2 2010, ending the quarter at US$1,244.00/oz, on the London PM fix, 11.5% higher quarter-on-quarter. Gold had one of its largest gains in euro terms, rising 23.1% over the quarter. Investment activity suggests that gold remains a sought after asset, as investors take advantage of its benefits as a source of protection, diversification, liquidity and risk management. Gold’s average volatility of 15.8% in Q2 2010 was lower than the previous quarter, and while volatility increased through the quarter, it remained below that of equity and commodity indices.
... read more on page 2
Investment trends
Investors bought 273.8 net tonnes of gold via exchange traded funds (ETFs) in Q2 2010 as market participants sought cost effective ways to harness gold’s investment benefits. Gold in the ETFs that we monitor reached a record 2,014.8 tonnes (worth US$81.6 billion). Similarly, the US Mint reported sales in excess of US$480 million over the quarter; evidence suggests a similar trend in bullion sales in Europe and China. Net long positions on gold futures contracts, a proxy for more speculative investment, rose as well.
... read more on page 5
Market and economic influences
The second quarter of 2010 was marred by mixed economic news, heightening concerns that a double dip recession may be a distinct possibility and that global economic recovery may be slower to come than previously anticipated. While global equities fell, demand for assets such as US Treasuries and gold, which tend to perform well in periods of crisis, increased. The WGC expects that the intention by the People’s Bank of China to gradually increase the flexibility of the yuan regime will be positive for the Chinese gold consumer. Finally, the gold price does not appeared overvalued when compared to other assets relative to historical standards.
... read more on page 8
Gold market trends
Preliminary reports in Q2 2010 indicate that jewellery demand in India remains healthier than in 2009. However, by quarter-end, consumer sentiment may have turned sluggish due to an off-peak season and higher price volatility. The WGC anticipates demand will likely pick up towards the end of the summer. Anecdotal evidence suggests jewellery demand in China may have started to pick-up in July. Finally, swaps conducted between the BIS and European commercial banks during late 2009 and early 2010 provide a clear example of gold’s effectiveness in providing liquidity during periods of financial distress.
... read more on page 11
Key data
Our key data table provides you with a concise summary of gold returns, supply and demand statistics, price volatility and a correlation matrix covering gold, silver, commodities, equities and bonds.
... read more on page 15
Contributors
Juan Carlos Artigas
juancarlos.artigas@gold.org
Louise Street
louise.street@gold.org
World Gold Council
55 Old Broad Street
London
EC2M 1RX
www.gold.org
investment@gold.org
+44 (0) 20 7826 4700

© 2010 World Gold Council and GFMS Ltd

PRICE TRENDS
The gold price had a strong performance during Q2 2010, ending the quarter at US$1,244.00/oz, on the London PM fix, compared with US$1,115.50/oz at the end of Q1 2010. This represented an increase of 11.5%, its largest quarter-on-quarter gain since Q1 2008. Not surprisingly, the average gold price in Q2 2010 rose by almost US$90/oz to US$1,196.74/oz, from US$1,109.12/oz the previous quarter. Throughout the quarter, gold followed an upward trend, on several occasions breaking record highs and reaching US$1,261.00/oz on the London PM fix on 28 June. While the price of gold has fallen to the US$1,200.00/oz level in July trading, the trend remains well supported and gold’s performance is underpinned by the multiple factors that affect its demand and supply.
The continuing upward trend in the gold market in Q2 2010 can be explained by several reasons. On the one hand, investment activity suggests that gold remains a sought after asset, as evidenced by net inflows in various gold-backed investment vehicles. Credit woes in Europe resulting from concerns about the finances of various EU members had a negative impact on the outlook for the euro and the British pound; while the dollar appeared to fare better, investors sought out gold as a currency alternative as evidenced by large purchases of coins and small bars around the globe. Similarly, the gold ETFs we periodically monitor saw consistently strong inflows during the quarter, collectively adding over 270 tonnes in assets under management. Furthermore, net long positions on gold futures contracts, a proxy for the more speculative end of investment demand, also returned to levels close to those seen during Q4 2009. On the other hand, anecdotal evidence suggests that jewellery consumption has not been immune to higher gold prices and an increase in volatility toward the end of the second quarter. However jewellery demand from regions such as India and the Middle East remains in better shape relative to the lower consumption levels experienced in 2009. Moreover, solid economic growth in China has been positive for gold Chinese consumers.
Chart 1: Gold price (US$/oz), London PM fix
Source: The London Bullion Market Association
Developed markets
The price of gold reached new highs not only in dollar terms, but also in many other currencies, especially those in Europe where austerity measures to resolve unhealthy public finances created a gloomy economic outlook and a negative period for local currencies. In the first few months of the second quarter, many currencies around the globe not only fell against the US dollar but also experienced higher levels of volatility. Consequently, gold prices rose by 23.1% in euro terms, while rising 13.2% in sterling and 14.3% in Swiss francs. Both the Canadian and Australian dollars did not fare much better as lower commodity prices impacted those economies and gold saw a price increase of 16.6% and 20.9% in local currency terms respectively. At the other end of the spectrum, gold posted its lowest quarterly return of 5.7% in Japan, where the yen appreciated substantially versus multiple currencies.
Gold performance — Developed Markets

	Last price
	6/30/10	Q2 Max	Q2 Min	% QoQ	% Vol*

US$/oz	1,244.00	1,261.00	1,123.50	11.5	15.8
GBP/oz	831.38	863.66	735.61	13.2	18.7
EUR/oz	1,014.93	1,040.76	828.30	23.1	19.6
CHF/oz	1,340.66	1,432.15	1,186.19	14.3	16.7
JPY/oz	110,193.52	115,285.50	104,898.60	5.7	19.4
CAD/oz	1,321.13	1,321.13	1,133.16	16.6	19.6
AUD/oz	1,469.23	1,509.94	1,220.66	20.9	21.6
Source: London Bullion Market Association, Bloomberg, WGC

*Annualised quarterly volatility based on daily returns

July 2010

In general during Q2 2010, many financial assets, especially in Europe, suffered losses as risk aversion, credit concerns and disappointing economic news around the world prompted investors to seek refuge in hard assets such as gold. US Treasuries, as measured by the Barclays US Treasuries aggregate index also rose 4.7% over the quarter. Conversely, the S&P 500 total return index and the MSCI World ex US Index (which is heavily weighted towards European equities) fell by 11.9% and 14.5% respectively, in US dollar terms. During the same period, the S&P Goldman Sachs Commodities Spot Index (S&P GSCI) fell by 6.6%, as industrial commodities retreated as a result of slower than anticipated economic growth. In particular, the price of oil fell by 9.1% to US$73.87/bbl by the end of Q2 2010 from US$81.30/bbl the previous quarter.
Moreover, on a risk-adjusted basis, gold outperformed all of these assets except US Treasuries, as gold’s average annualised volatility at 15.8% remained much lower than many of the equity indices which hovered around the 25.0% mark.
Chart 2: Relative price performance in Q2 2010*
Source: Bloomberg, Barclays Capital
Emerging markets
Unlike the first quarter of 2010, emerging market currencies lost ground to the dollar during the second quarter of 2010 displaying similarities to the trends experienced during the midst of the financial crisis in late 2008 and early 2009. Investors were reducing risk across the spectrum, and emerging markets proved to be no exception. For example, gold reached new highs in Indian rupee terms, staying above the INR 1,750.00/g (approx. INR 56,500/oz) level for most of the second quarter and increasing by 15.2% during the period. The largest rise in the gold price amongst the emerging market currencies we typically follow was recorded in Russian rouble (18.4%) and South African rand (17.5%) terms, as their trading links to Europe and their reliance on commodities commodities dampened the economic outlook for both markets. As the Chinese yuan moved in sync with the US dollar, gold in local currency rose by 10.8% giving the Chinese consumer a more attractive entry point, in contrast to potential buyers in other countries.
Gold performance — Emerging Markets

	Last price
	6/30/10	Q2 Max	Q2 Min	% QoQ	% Vol*

RUB/oz	38,860.69	39,616.94	32,879.23	18.4	19.6
TRY/oz	1,964.52	1,997.96	1,690.56	15.9	19.3
CNY/oz	8,436.06	8,575.34	7,669.35	10.8	15.6
INR/oz	57,786.91	58,493.47	50,373.39	15.2	18.2
ZAR/oz	9,521.95	9,652.58	8,143.13	17.5	19.5
Source: London Bullion Market Association, Bloomberg, WGC

*Annualised quarterly volatility based on daily returns
In general, emerging market equities—as measured by the MSCI EM Index—were down by 9.1% in dollars terms. While this was better than their developed market counterparts, currency depreciation and overall risk aversion offset a somewhat more positive economic outlook in many developing countries.
Commodity performance
Demand for business cycle-linked commodities fell as the global recovery, especially in developed countries, appeared to be slower than anticipated. While there was some positive economic news, most investors concentrated on the potentially crippling effect of much needed austerity measures in Europe and the effect they could have on an already weak economic recovery. In Q2 2010, gold and silver were the best performing commodities, as investors used gold in particular as a hedge against currency weakness. Otherwise, metals with a greater degree of exposure to industrial demand fell significantly: zinc, nickel and lead dropped by more than 20.0% quarter-on-quarter. Even platinum and palladium posted quarterly losses on the order of 6.7% and 7.9%, respectively. On a quarterly basis, oil fell by over 9.1%, livestock by 2.8%, while agricultural commodities closed the period relatively unchanged.

July 2010

Commodities — Returns

	% QOQ	% YOY

Gold London PM fix (US$/oz)	11.5	33.1
Silver London fix (US$/oz)	7.1	34.4
Palladium (US$/oz)	-7.9	76.4
Platinum (US$/oz)	-6.7	30.3
Aluminum (US$/t)	-15.9	19.1
Copper (US$/t)	-16.8	27.5
Lead (US$/t)	-20.3	-2.3
Nickel (US$/t)	-22.1	21.4
Tin (US$/t)	-4.8	16.8
Zinc (US$/t)	-26.7	11.2
Brent crude oil (US$/bbl)	-9.1	8.1
S&P GS Commodity Index	-10.4	-5.4
S&P GS Agriculture Index	-0.3	-10.7
S&P GS Livestock Index	-2.8	0.9
DJ UBS Commodity Index	-4.8	2.7
R/J CRB Commodity Index	-5.4	3.5
Source: Global Insight, WGC
Price volatility
Overall market volatility rose during the second quarter of 2010, in some instances surpassing levels seen during the first quarter of 2009, and while it levelled off somewhat by the end of the quarter, volatility risk remains high in relation to levels at the end of 2009. Not surprisingly, gold price volatility also rose by the end of Q2 2010 relative to the low levels seen in March 2010, but it remained much lower than many global asset classes. Measured on a 22-day rolling basis, the quarterly peak in gold volatility of 19.0% attained on 10 June 2010 was below the 20.0%-plus levels seen in late 2009 and early 2010. Moreover, on a quarterly basis, average gold price volatility of 15.8% in Q2 2010 was even lower the average volatility of 17.6% in Q1 2010.
In general, annualised gold volatility in May and June remained around 18.0%, above its historical mean (gold’s 20-year price volatility is around 15.8%). However, the increase in gold price volatility is dwarfed by comparison to the VIX index—a market estimate of future volatility based on the weighted average of the implied volatilities of a wide range of option strikes—which traded at an average of 26.4% in Q2 2010 up from 20.1% in the previous quarter. Similarly, average daily volatility on the S&P Goldman Sachs Commodity Index rose to 23.4% in Q2 2010, from 21.3% in the previous quarter on an annual basis.
Gold remained, on average, one of the least volatile of the commodities that we monitor, with the exception of the S&P GS Livestock Index. Nickel was the most volatile commodity with an average volatility of 48.0% in Q2 2010, surpassing lead for the first time over the past four consecutive quarters. Lead, palladium and zinc all had an average annualised volatility close to 45.0%. Crude oil volatility also rose to an average 32.3% (on an annualised basis) in Q2 2010 from 29.0% in Q1 2010.
Chart 3: Gold & S&P GS Commodity Index annualised price volatility (22-day rolling, %) and the VIX Index (level)
Source: Bloomberg, WGC
Chart 4: Annualised Q1 2010 volatility for selected commodities
Source: Global Insight, WGC

July 2010

INVESTMENT TRENDS
Exchange traded funds
The second quarter of 2010 saw a flurry of fresh gold purchases via exchange traded funds (ETFs), as market participants sought cost effective ways to harness gold’s investment benefits. Investors bought a collective 273.8 tonnes of gold in the ETFs that we monitor, the second largest quarterly inflow on record. This brought total gold holdings to a new high of 2,041.8 tonnes, worth US$81.6 billion at the quarter-end London PM fix.
SPDR® Gold Shares (GLD) listed on the NYSE Arca and cross-listed in Mexico, Singapore, Tokyo and Hong Kong experienced the largest net inflows, adding 190.6 tonnes to a total 1,320.4 tonnes by the end of the quarter. As of 25 June 2010, GLD surpassed the US$50.0 billion milestone in assets under management in the trust, making it the second largest ETF by assets in the world. In general, European-listed gold ETFs added over 70.0 tonnes of gold to their holdings, led by ETF Securities’ Physical Gold (PHAU) which is listed on the London Stock Exchange. PHAU grew by almost 30%, or 30.8 tonnes, to a total 134.1 tonnes. Only Gold Bullion Securities (GBS), listed on the Australian Stock Exchange, experienced a small net outflow, shedding 0.5 tonnes during Q2 2010.
Chart 5: Gold ETF holdings in tonnes and the gold price (US$/oz)
Data: www.ishares.com; www.exchangetradedgold.com; www.etfsecurities.com; Zurich Kantonalbank; Finans Portföy; www.Deutsche-Boerse.com; www.juliusbaer.com; London Bullion Market Association, Global Insight. Chart: WGC, www.gold.org
GLD options
Accordingly, GLD options trading also rose during the second quarter of 2010. GLD options volume rose 15.3% during the quarter to a total of 13.3 million contracts from 11.5 million in Q1 2010; this volume, however, was still below the cumulative 13.7 million contracts transacted in Q4 2009. Trading volumes rose especially in May and early June, as the price of gold reached successive new highs. Historically, both volume and open interest tends to be higher in GLD calls than puts. While it is not possible to distinguish between long and short positions, as open interest increased in Q2 2010, anecdotal evidence suggests that many investors sold out-of-the-money (OTM) GLD calls to collect the premium while maintaining a bullish view on the market. Moreover, while trading volume peaked in May and subsided thereafter, open interest remained strong throughout the quarter.
While realised (or delivered) volatility was lower in Q2 2010 than it was in Q1 2010, at-the-money (ATM) implied volatilities on the three-month call and put options rose considerably moving up from 17.6% on 30 March to 23.6% by 30 June with a peak of 26.0% on 20 May. This higher level of implied volatility coincided with the quarterly put option volume peak of 243,129 contracts. In general, GLD implied volatility appeared to follow option trading activity more closely during the quarter than realised volatility in the price of GLD shares (or equivalently, gold’s price volatility). Thus, gold once again delivered a tamer volatility pattern than some market participants anticipated, especially for those who solely focus on investment activity in the derivatives market.
Gold futures
COMEX total non-commercial and non-reportable net long positions, a proxy for the more speculative end of investment demand, gradually increased over the quarter. The net long ultimately gained 8.2 million ounces to 29.0 million ounces by the end of Q2 2010, compared to 20.8 million ounces at the end of Q1 2010. On average, net long positions in the second quarter of 2010 increased by 27.0% relative to the previous quarter. The net long followed the upward trend in the price of gold, as it continued to set new highs on the back of economic and financial uncertainty around the globe.
The rise in net long was due to a larger increase in long-only compared to the increment in short-only positions over the quarter. Long-only positions rose by 8.2 million contracts per day on average during Q2 2010 relative to

July 2010

the previous quarter, more than offsetting a 2.0 million contracts per day increment in short-only contracts during the same period. While the price of gold in early July has fallen from the record highs seen in late June, net long positions have remained strong as many investors at the more speculative end of the spectrum continue to see value in gold.
Similarly, in China, the Shanghai Gold Exchange announced that the turnover in gold trading was up 58.7% at 3,741.5 tonnes in the first six months of 2010, at the same time that spot trading volume reached 834.6 tonnes.
Chart 6: COMEX net long on non-commercial & non-reportable positions on the active gold futures contract (million oz) versus the gold price (US$/oz)
Source: COMEX, Bloomberg
OTC market
According to research carried out by GFMS on behalf of the World Gold Council, investor activity in the over-the-counter (OTC) market appeared not to be one of the major drivers of investor demand during Q2 2010, once ETFs, futures, and retail activity are taken into account. However, it remained an important source of transactions and anecdotal evidence points to very high levels of buy-side interest in the OTC market at times during the April to June period. Market turnover is understood to have soared in May and June in the OTC market, for the same reasons, investors sought out gold using other vehicles, namely, protection against tail risk, diversification and wealth preservation. In particular, some evidence would suggest that investors were purchasing gold in the form of allocated metal accounts. However, some hedge funds may have started to reduce their exposure to gold on or just after the mid-May and mid-June price highs.
Bars and coins
The latest available data on coin and bar sales corresponds to Q1 2010 (comprehensive Q2 2010 data will be released in late-August). Bar and coin retail demand for gold, which includes demand for coins, small bars, medals and imitation coins, remained strong during the first quarter. It rose by 23.0 tonnes to 157.0 tonnes in Q1 2010 from 134.0 tonnes in the previous quarter, an increase of 17.1%. This largely reflected an increase in investment demand primarily in the developed countries where concerns over currency weakness were already in evidence, but it was also followed closely by some other emerging markets. In particular, investment demand was very strong in China during Q1 2010 reaching a record 26.8 tonnes over the quarter. Moreover, anecdotal evidence suggests that demand for physical bars in China in Q2 2010 was even stronger than in the previous quarter, as many investors put parts of their savings into gold as an alternative to other investments, including real estate, where the government has taken a more strict control on mortgage loans and rates started to rise since April.
On the other hand, overall European investment demand in Q1 2010 fell from its 2009 level. However, anecdotal evidence suggests the second quarter of 2010 experienced renewed investment activity: news
Chart 7: American Eagle bullion sales
Source: The United States Mint

July 2010

reports in the UK of a possible increase in capital gains tax lifted demand for legal tender bullion coins, as these coins are exempt from such taxation. In continental Europe, a negative outlook for the euro saw a rise in demand for hard currencies and in particular gold bullion. Similarly, in the US, second quarter data on American Eagle bullion coin sales from the US Mint shows a strong increase in demand relative to the first quarter and close to levels experienced during previous periods of financial distress. Demand for 1-ounce coins and fractional amounts in Q2 2010 was 402,000 ounces (12.5 tonnes), compared to 271,000 ounces (8.4 tonnes) in Q1 2010 as investors look for alternatives to fiat currencies. Investors wishing to purchase gold coins or small bars can find a list of retail dealers on our website at: http://www.invest. gold.org/sites/en/where_to_invest/directory.
Lease rates
The implied gold lease rate is the difference between the dollar interest rate and the equivalent duration gold forward rate—the rate at which gold holders are willing to lend gold in exchange for dollars (also known as the swap rate). The lease rate ended the quarter slightly negative at -0.03%. Both components rose, but the 3-month gold swap rate rose further reaching levels as high as 0.70% to subsequently drop to 0.57% in line with trading volumes in the derivatives market. The other component, the 3-month US Libor, rose as well, but it settled around 0.53% by the end of the second quarter from 0.30% in early April. Consequently, the implied gold lease rate turned negative in May and June, similar to levels experienced in the second half of 2009.
Chart 8: Implied 3-month gold lease rate
Source: Bloomberg, WGC

July 2010

MARKET AND ECONOMIC INFLUENCES
The second quarter of 2010 was marred by mixed economic news around the world, some of which heightened the concerns that a double dip recession may be a distinct possibility in some parts of the world and that the global economic recovery may be slower to materialise than previously anticipated. This, in turn, had a negative impact on equity markets and risky financial assets around the globe, including those commodities which are more linked to the business cycle (such as oil and industrial metals). At the same time, demand for assets such as US Treasuries and gold, which tend to perform well in periods of crisis, increased. Consequently, US Treasuries and gold were once again among the few assets that had a positive price performance during the period under review.
Chart 9: Performance of various asset classes in local currency (Q2/Q1 2010% change)
Source: Barclays Capital, MSCI Barra, WGC
In Europe, and especially within the Eurozone, the sovereign debt crisis that started to unfold by the end of 2009 and put many of the member’s finances in the spotlight reached its peak in late Q1 2010 and early Q2 2010. By 9 May, European Union leaders created the European Financial Stability Facility and approved a US$1 trillion rescue package aimed at stabilising the worst affected countries as well as the euro, which by then had lost more than 15% against the US dollar from its high in 25 November 2009. The measures did not appease financial markets right away as many investors questioned whether the package would be a viable solution in the long term. Later, another blow came after Hungary unexpectedly announced its budget deficit was much wider than previously reported in early June. However, sentiment started to improve among bond-holders and other market participants, as austerity measures in Greece and other countries have been approved. Consequently, the euro started to reverse its downward trend by 8 June 2010 after having lost a cumulative 21.2% versus the US dollar since 25 November 2009. Correspondingly, from 18 May 2010 the British pound started to rise after weakening 14.7% against the US dollar from its Q4 2009 peak on 16 November 2009. In spite of these recent moves, the European sovereign debt crisis still poses downside risk to the region and, to some extent, the global economy. Consequently, we expect investment activity in the gold market going forward to remain buoyant as investors look for asset diversification, protection against downside risk, wealth preservation and liquidity, as evidenced by gold purchases in the western markets during Q2 2010.
In the US, economic news was more mixed. While growth indicators were generally in line with expectations (for example, initial real GDP estimates for Q1 2010 showed a 2.7% quarter-on-quarter growth not too far below market expectations of 3.0%), other statistics were less promising. In particular, job creation as measured by change in nonfarm payrolls has been disappointing as many temporary jobs created for the census have since been removed, the unemployment rate remains high at around 9.5% (June), and there is still a lot of slack in the economy.
Inflation, on the other hand, remains low but its evolution will depend on how long interest rates are kept at current levels and how fast they lift rates thereafter. Fed officials have expressed some concerns regarding the consequences of tightening monetary policy too early, signalling that the Fed funds rate may remain low for some time. This view is shared by Wall Street as analysts predict that the Fed will maintain rates at current levels for a prolonged period of time. Consequently, the Fed also has to manage the risk that leaving rates low for too long may increase the likelihood of higher infl ation in the longer term. In a study published in February 2010 titled Linking Global Money Supply Growth to Gold and to Future Infl ation the WGC finds that there is a direct link between global money supply and the price of gold. Furthermore, there is evidence that gold is an indicator of higher money velocity and, thus, increasing future infl ation. This, in turn, justifi es some investors’ concerns

July 2010

that quantitative easing policies which have resulted in rapid money supply growth could eventually lead to higher infl ation.
Chart 10: Change in US nonfarm payrolls (month-over-month) and US total unemployment rate (% sa, inverted)
Source: Bureau of Labor Statistics
During the first half of 2010, and in particular in the second quarter, the US dollar and the Japanese yen have benefitted from investors shedding risk in euro and sterling-denominated assets. However, in the long-run, many investors have expressed concerns over the large deficits and debt burdens that are also prevalent in the US and Japan. This, in turn, will continue to benefit the gold market which has once again started to be seen as a currency alternative and hedge not only to the dollar but to other fiat currencies, as was the case in Q2 2010.
Emerging markets had a more positive tone during Q2 2010. Equity markets in general suffered some contagion from their developed market counterparts, but many developing economies have generally recovered faster than western markets. For example, Chinese growth continues at a healthy pace (11.9% year-on-year in Q1 2010 and 10.3% year-on-year in Q2 2010 respectively) and there are indications that the financial stimulus has provided a solid backdrop for the economic expansion. However, China has not escaped unscathed: headline infl ation is rising and any potential deceleration in the European economy or unforeseen contagion to other regions could have a negative effect on Chinese exports. To date, local Chinese demand appears to have offset whatever slack has been produced by declining exports to the European region. On 19 June 2010, the Peoples Bank of China (PBoC) announced its intention to increase the flexibility of the yuan (CNY) regime and further improve the exchange rate mechanism. While any appreciation of the yuan against the dollar will likely be gradual, the WGC expects that in the long run a stronger yuan will be positive for the gold jewellery market, as the purchasing power of the Chinese consumer will increase. Given that gold is globally traded in US dollars, holding all other variables constant, an appreciation in local currency versus the US dollar makes gold more attractive for those consumers.
Chart 11: Chinese real GDP growth (%YoY) and CPI inflation (%YoY)
Source: National Bureau of Statistics, China Economic Information Net
Similarly, India’s growth also remains resilient. In Q1 2010, real GDP grew at 8.6%, the fastest pace in two years as investment in infrastructure, exports, and industrial output continue to expand. Given the importance of both India and China for the gold jewellery market (collectively, more than 45% of global jewellery demand in 2009), economic recovery tends to be accompanied by a positive outlook. However, in the case of India, higher gold prices coupled with a weaker rupee during the quarter hampered the ability of consumers to access the gold market at the same rate as during the first quarter. Nevertheless, indications of investor activity remain strong as noted by the development of new investment vehicles, including ETFs, and saving schemes, as infl ation has risen at a double-digit pace during the recent months. Gold remains an important vehicle for wealth preservation.

July 2010

It is important to note that while gold continued to reach record highs during Q2 2010, its price, relative to the price of various other asset classes does not appear to be overvalued by historical standards. In a forthcoming paper, the WGC conducts a more thorough analysis of the issue, but a simple comparison of gold price relative to the MSCI US equity index shows that gold remains below levels seen in the late ‘80s and even more so relative to the mid and late ‘70s. Similarly, gold does not appear overvalued relative to international equities, as measured by the MSCI World ex US index, the S&P Goldman Sachs Commodity Index or even the Barclays Capital US Treasury Aggregate.
Chart 12: Relative performance* of selected assets relative to the price of gold (Jan ’73 = 100)
Source: Bloomberg, MSCI Barra, Standard and Poors, Barclays Capital, WGC

July 2010

GOLD MARKET TRENDS
Jewellery
Global jewellery demand recovered strongly in the first quarter of 2010 compared with uncharacteristically weak year-earlier levels, rising 43% to 407.7 tonnes. Expressed in value terms, jewellery demand totalled US$16.88 billion, 75% higher than in Q1 2009. With the exception of Japan, the growth was driven exclusively by non-western markets, where consumers appeared to have adjusted their price expectations in the face of a 22% rise in the average US dollar gold price in Q1 2010 relative to Q1 2009. Some, like India, also benefited from local currency appreciation which translated into gold prices increasing at a slower rate. Similarly, the anticipation of higher future gold prices encouraged consumers in these markets to make advance gold jewellery purchases during the first quarter as the price eased from the December 2009 highs. Additionally, further signs of stronger economic growth were witnessed in some emerging economies, which provided a more supportive backdrop for consumers.
At the country level, the strongest performing market over the period was India, where demand rocketed by 291% to 147.5 tonnes, although relative to a very low base of just 37.7 tonnes in Q1 2009. Outside India, jewellery demand posted a more modest rise of 11%, to 323.3 tonnes in the first quarter of 2010 from 291.6 tonnes in the same period the year before. Among the other strongest performers were the UAE (+29%), Saudi Arabia (+25%), Hong Kong (+23%) and Vietnam (+20%). Chinese jewellery off-take increased by 11% to breach the 100-tonne mark, reaching 105.2 tonnes as demand was lifted by the Chinese New Year holiday and strong domestic economic growth. Turkey witnessed a 12% rise in demand to 18.4 tonnes, representing a sharp rise relative to Q4 2009. In the US, some retailers reported gains in US dollar sales; higher gold prices, however, have resulted in evidence of demand for lighter weight pieces and gold/silver combinations. Similar trends were seen in Europe.
Preliminary reports on Q2 2010 demand trends in India suggest a continuing improvement in demand for jewellery early in the quarter relative to a year earlier, as a result of various festivals and religious celebrations. June, however, is usually the annual off-peak season for the Indian markets, and consumer sentiment appears to have turned sluggish given the higher price levels and relative volatility in the market. The WGC anticipates that demand will likely pick up towards the end of the

Please note that data on jewellery and industrial demand are released with a lag; the latest data is for Q1 2010. Data for the second quarter of 2010 will be released in late-August 2010.
Chart 13: Jewellery demand in tonnes and US$ billions
Source: GFMS
Chart 14: Tonnage growth in jewellery demand by country (Q4 ’10 vs. Q1 ’09, % change)
Source: GFMS

July 2010	11

summer as the main festive season starts and continues throughout November. Similarly, anecdotal evidence suggests jewellery demand in China slowed down somewhat by the end of Q2 2010 as market volatility rose, but consumption started to pick up as prices came down from their June highs and volatility started to tame down. Overall, Chinese demand in the first half of the year has benefited from healthy economic growth. In the US and other western markets, retail activity remains slow as the economic recovery has yet to pick up speed.
Industrial applications
During Q1 2010, gold demand for industrial and dental applications continued its progressive recovery from the very depressed levels of Q1 2009, gaining 31% to 103.2 tonnes. This was almost on a par with the 103.3 tonnes seen in the final quarter of 2009. The strength largely came from the electronics sector, where off-take surged 40% to 69.9 tonnes as economies began to emerge from recession and consumers seemed more willing to spend on discretionary items such as laptops and mobile phones. Japan led the way with a near 60% recovery in demand from this sector, while electronics demand from the United States recorded a 50% year-on-year rise as the industry there saw some rebound from the depths of recession. Elsewhere, almost every market recorded healthy double-digit growth on rising optimism of a more robust global economy. A 27% rise in demand from the other industrial and decorative segment was largely driven by an improving economic outlook, coupled with a greater level of price acceptance.
Chart 15: Industrial demand by category in tonnes
Source: GFMS

July 2010

SUPPLY
Mine production and recycled gold
Total gold supply in the first quarter of 2010 declined by 24% to 949 tonnes, from 1,250 tonnes in Q1 2009. A significant slowdown in recycling activity from record year-earlier levels combined with subdued sales from the official sector kept a lid on supply, which was further constrained by producer de-hedging activity. Mine production was the only element of supply to register an increase, up 5% to 611 tonnes from Q1 2009 levels. It fell, however, by 9% relative to Q4 2009, as increased production at a number of mines was outweighed by reductions elsewhere. Notably, there were significant reductions in production from large-scale operations, including Indonesia’s Grasberg, US’s Goldstrike and Newmont’s Nevada mines.
Producer de-hedging activity slowed sharply from the previous quarter to minor levels (-20 tonnes), although this was above the levels of Q1 2009, a quarter in which de-hedging was virtually non-existent. AngloGold Ashanti continued to reduce its hedge book and has suggested it may even accelerate the closure of its hedge positions.
Recycling activity fell sharply in Q1 2010 in comparison with the record levels set in Q1 2009, dropping 43% to 343 tonnes. Firstly, expectations on higher prices and better economic conditions across a number of key markets, particularly India, may have discouraged consumers from selling back their old gold. Secondly, a lack of near-market supplies of old gold has slowed sales, after the surge in selling back experienced during 2009 cleared out much of the gold holdings that were available for these purposes. However, the picture is slightly different in the western markets, where recycling activity has increased as prices rise and awareness of the potential for recycling becomes more widespread, even though they usually contribute a smaller share to this kind of supply.

Please note that data on mine production and recycled gold are released with a lag; the latest data is for Q1 2010. Data for the second quarter of 2010 will be released in late-August 2010.
Chart 16: Mine production and recycled gold supply in tonnes

Source: GFMS
Chart 17: Net producer hedging in tonnes

Source: GFMS

July 2010

The official sector
The Bank for International Settlements announced in its March 2010 annual report that its holdings of gold had increased by 346 tonnes over the year, as a result of gold swap operations. The Bank’s own investment gold was unchanged over the year, at 120 tonnes. The swaps, under which the Bank exchanges currencies for physical gold, were conducted with commercial banks. The Bank has an obligation to return the gold at the end of the contract, thought to be less than one year.
The swaps were conducted between December 2009 and March 2010, as the European sovereign debt crisis was beginning to build. The transactions provide a clear example of gold’s effectiveness in providing liquidity during periods of financial distress. Some central banks also mobilized their gold reserves during the height of the financial crisis. The Swedish Riksbank, for example, used its gold reserves to finance temporary liquidity assistance.
As well as having a role to play in reserve managers’ liquidity portfolios, gold has a role to play in the investment portfolio. In a new WGC study, The Importance of Gold in Reserve Asset Management, we use portfolio optimizer models to show that the efficient frontier of a typical developing or emerging market central bank can be enhanced by adding gold. How much gold depends on the central bank’s risk appetite: we find that an allocation to gold of between 2.4 and 8.5% is optimal for a bank with around a 5% risk tolerance. At a risk tolerance of 8.3%, the allocation to gold increases to 29%.
The results are not intended as a strategic asset allocation recommendation for any specific central bank, not least because central banks’ actual portfolios will differ from the one used in the illustration, as will their risk and return expectations, and constraints. The allocations of emerging and developing countries – that already hold gold in their portfolios – vary widely in practice because of these and other factors. China, for example, currently holds 1.6% of its reserves in gold, while Russia, which has bought 71 tonnes of gold to date this year, holds 5.8% of its reserves in gold. The appropriate allocation to gold for a central bank will depend on its investment policy objectives and guidelines, its existing asset mix, its risk tolerance, its tactical view on market trends and its liquidity requirements. A full copy of the report can be downloaded from our reserve asset website at: http:// www.reserveasset.gold.org.
Top 40 Official Gold Holdings*

		Tonnes	% of reserves**

1	United States	8,134	72.8
2	Germany	3,407	68.1
3	IMF	2,967	1)
4	Italy	2,452	67.0
5	France	2,435	65.6
6	China	1,054	1.6
7	Switzerland	1,040	24.1
8	Japan	765	2.8
9	Russia	669	5.5
10	Netherlands	613	55.2
11	India	558	7.5
12	ECB	501	27.1
13	Taiwan	424	4.3
14	Portugal	383	82.2
15	Venezuela	364	47.6
16	Saudi Arabia	323	2.8
17	United Kingdom	310	16.6
18	Lebanon	287	26.1
19	Spain	282	37.1
20	Austria	280	56.1
21	Belgium	228	34.8
22	Algeria	174	4.3
23	Philippines	165	13.7
24	Libya	144	5.3
25	Singapore	127	2.4
26	Sweden	126	10.2
27	South Africa	125	11.2
28	BIS	120	1)
29	Turkey	116	5.7
30	Greece	112	75.0
31	Romania	104	8.1
32	Poland	103	4.6
33	Thailand	84	2.2
34	Australia	80	7.4
35	Kuwait	79	13.2
36	Egypt	76	8.1
37	Kazakhstan	74	9.5
38	Indonesia	73	3.9
39	Denmark	67	3.3
40	Pakistan	65	16.7

Source: IMF, national data, WGC

*	This table was updated in June, 2010 and reports data available at that time. Data are taken from the International Monetary Fund’s International Financial Statistics (IFS), June 2010 edition, and other sources where applicable. IFS data are two months in arrears, so holdings are as of April 2010 for most countries, March 2010 or earlier for late reporters. The table does not list all gold holders: countries which have not reported their gold holdings to the IMF in the last six months are not included, while other countries are known to hold gold but they do not report their holdings publicly. Where the WGC knows of movements that are not reported to the IMF or misprints, changes have been made. The countries showing as having 0.0 tonnes of gold report some gold but less than 0.05 tonnes to the IMF.

**	The percentage share held in gold of total foreign reserves, as calculated by the World Gold Council. The value of gold holdings is calculated using the end-April gold price of US$1,179.25 per troy ounce (there are 32,151 troy ounces in a tonne). Data for the value of other reserves are taken from IFS, table ‘Total Reserves minus Gold’.

1)	BIS and IMF balance sheets do not allow this percentage to be calculated. In the case of any countries, up to date data for other reserves are not available.

July 2010

KEY DATA
Gold price

	Q3 ‘09	Q4 ‘09	Q1 ‘10	Q2 ‘10

Gold (US$/oz); London PM fix average	960.00	1,099.63	1,109.12	1,196.74
% QOQ	4.1%	14.5%	0.9%	7.9%
% YOY	10.1%	38.4%	22.1%	29.8%
Source: The London Bullion Market Association, WGC
Volatility2 (%) to end-June 2010

	1-month	3-month	6-month	1-year

Gold (US$/oz)	15.8%	15.7%	17.2%	17.1%
Source: The London Bullion Market Association, WGC
Market capitalisation

Value (US$ bn)

Above-ground stocks of gold [3]	6,371.7
ETFs (as at 30 June 2010) [4]	81.6
Notional value of net long non-commercial and non-reportable positions as reported by CFTC gold futures (at 30 June 2010)	36.0
Source: GFMS, LBMA, CFTC, WGC
Demand (cumulative Q2 2009-Q1 2010)

		%	%	Value	%
	Tonnes	QOQ[1]	YOY[1]	($ bn)	YOY[1]

Jewellery	1,900	8%	-8%	62.7	13%
Identifiable investment	900	-32%	-45%	29.4	-27%
of which ETFs and similar products	156	-75%	-78%	5.0	-73%
Industrial and Dental	398	6%	0%	13.1	12%
Source: GFMS, WGC
Supply (cumulative Q2 2009-Q1 2010)

		%	%	Value	%
	Tonnes	QOQ[1]	YOY[1]	($ bn)	YOY[1]

Mining output	2,597	1%	6%	85.3	25%
Net producer hedging	-273	—	—	—	—
Total mine supply	2,324	0%	4%	76.3	23%
Official sales	-6	-115%	-103%		-0.1 -102%
Recycled gold	1,407	-16%	-3%	46.4	14%
Source: GFMS, WGC

[1]	Quarter-on-quarter and year-on-year % change in rolling 4-quarter totals.

[2]	Annualised daily return volatility.

[3]	Based on 2009 volume and Q2 2010 average gold price

[4]	Data: www.exchangetradedgold.com; www.etfsecurities.com; www.ishares.com; Zurich Kantonalbank; Finans Portföy; www.Deutsche-Boerse.com; www.juliusbaer.com.
Performance

	Gold	BarCap US		MSCI World	DJ UBS	Brent crude oil	Dow Jones/Wilshire	Trade-weighted
	(US$/oz)	Treasury Aggregate	S&P 500	ex-US	Commodity Index	(US$/bbl)	REITs Index	US$

1 month	2.1%	1.9%	-5.2%	-1.4%	0.3%	0.2%	-5.4%	-0.4%
3 months	11.6%	4.7%	-11.4%	-13.4%	-4.8%	-9.1%	-4.1%	3.6%
6 months	13.2%	5.9%	-6.7%	-12.2%	-9.6%	-4.3%	5.3%	5.4%
1 year	34.1%	6.7%	14.4%	7.5%	2.7%	8.1%	55.7%	1.4%
Volatility[2] (1-year)	17.1%	4.7%	18.8%	20.0%	19.7%	32.5%	35.5%	8.0%
Source: Global Insight, Barclays Capital, WGC; performance calculations based on total return indices unless not applicable.
Correlations (3 years ending 25 June 2010, weekly returns)

								BarCap	BarCap	BarCap					DJ/
		Trade	Brent	S&P GS	R/J	DJ UBS	BarCap	US	US	US High		DJ		MSCI	Wilshire
	Gold	-weighted	crude oil	Commodity	CRB	Commodity	1-3 month	Treasury	Credit	Yield		Industrial	Russell	World	REITs
	(US$/oz)	US dollar	(US$/bbl)	Index	Index	Index	T-bills	Index	Index	Index	S&P 500	Average	3000	ex-US	Index

Gold (US$/oz)	1.00
Trade-weighted US dollar	-0.48	1.00
Brent crude oil (US$/bbl)	0.36	-0.49	1.00
S&P GS Commodity Index	0.36	-0.59	0.93	1.00
R/J CRB Index	0.39	-0.63	0.88	0.97	1.00
DJ UBS Commodity Index	0.41	-0.64	0.82	0.94	0.98	1.00
BarCap 1-3 month T-bills	0.05	-0.05	-0.01	0.03	-0.02	-0.04	1.00
BarCap US Treasury Index	0.06	0.00	-0.32	-0.32	-0.33	-0.30	0.19	1.00
BarCap US Credit Index	-0.06	-0.21	-0.07	-0.02	-0.01	0.02	-0.04	0.62	1.00
BarCap US High Yield Index	-0.06	-0.38	0.33	0.39	0.42	0.44	-0.22	-0.30	0.39	1.00
S&P 500	-0.05	-0.43	0.43	0.46	0.48	0.47	-0.15	-0.42	0.01	0.66	1.00
DJ Industrial Average	-0.09	-0.37	0.39	0.42	0.44	0.42	-0.14	-0.42	-0.01	0.62	0.98	1.00
Russell 3000	-0.04	-0.44	0.44	0.47	0.50	0.48	-0.16	-0.43	0.01	0.66	1.00	0.97	1.00
MSCI World ex-US	0.13	-0.70	0.53	0.60	0.64	0.63	-0.19	-0.30	0.18	0.69	0.84	0.81	0.85	1.00
DJ/ Wilshire REITs Index	-0.01	-0.32	0.29	0.30	0.33	0.32	-0.06	-0.39	-0.04	0.51	0.79	0.75	0.80	0.62	1.00
Source: Global Insight, Barclays Capital, WGC; performance calculations based on total return indices unless not applicable

July 2010

A WEALTH OF INFORMATION
The indispensable source of information for investing in gold
www.marketintelligence.gold.org
The World Gold Council invites you to explore the Market Intelligence section of its website, one of the most comprehensive sources of information about the gold market and gold’s strategic investment properties. The information is housed in four sections of the site: Market Knowledge, Investing in Gold, Research & Statistics, and Gold as a Reserve Asset.
Market Knowledge
Investors new to gold are encouraged to read the overviews of how the gold market functions and the principal components of supply and demand: Central banks, derivatives markets, industrial users, investors, jewellery consumers, mining companies and recyclers of gold scrap.
Investing in Gold
Learn about gold’s unique properties that enable investors to employ this asset to manage portfolio risk and preserve capital.
Gold Research & Statistics
Access a vast library of research and information, including gold’s historical prices, central bank reserve statistics, quarterly supply and demand data for gold, as well as correlation and volatility charts and tables. Academic and private sector research addresses a variety of subjects related to gold, such as infl ation and the US dollar.
Gold as a Reserve Asset
Learn why central banks and multilateral organisations such as the IMF hold gold as a reserve asset.
Issued by:
World Gold Council
55 Old Broad Street
London
EC2M 1RX
United Kingdom
www.gold.org
Tel: +44 (0)20 7826 4700
Fax: +44 (0)20 7826 4799
Disclaimer
This report is published by the World Gold Council (“WGC”), 55 Old Broad Street, London EC2M 1RX, United Kingdom. Copyright © 2010. All rights reserved. This report is the property of WGC and is protected by US and international laws of copyright, trademark and other intellectual property laws. This report is provided solely for general information and educational purposes. The information in this report is based upon information generally available to the public from sources believed to be reliable. WGC does not undertake to update or advise of changes to the information in this report. Expression of opinion are those of the author and are subject to change without notice. The information in this report is provided as an “as is” basis. WGC makes no express or implied representation or warranty of any kind concerning the information in this report, including, without limitation, (i) any representation or warranty of merchantability or fitness for a particular purpose or use, or (ii) any representation or warranty as to accuracy, completeness, reliability or timeliness. Without limiting any of the foregoing, in no event will WGC or its affiliates be liable for any decision made or action taken in reliance on the information in this report and, in any event, WGC and its affiliates shall not be liable for any consequential, special, punitive, incidental, indirect or similar damages arising from, related or connected with this report, even if notified of the possibility of such damages.
No part of this report may be copied, reproduced, republished, sold, distributed, transmitted, circulated, modified, displayed or otherwise used for any purpose whatsoever, including, without limitation, as a basis for preparing derivative works, without the prior written authorisation of WGC. To request such authorisation, contact research@gold.org. In no event may WGC trademarks, artwork or other proprietary elements in this report be reproduced separately from the textual content associated with them; use of these may be requested from info@gold.org. This report is not, and should not be construed as, an offer to buy or sell, or as a solicitation of an offer to buy or sell, gold, any gold related products or any other products, securities or investments. This report does not, and should not be construed as acting to, sponsor, advocate, endorse or promote gold, any gold related products or any other products, securities or investments.
This report does not purport to make any recommendations or provide any investment or other advice with respect to the purchase, sale or other disposition of gold, any gold related products or any other products, securities or investments, including, without limitation, any advice to the effect that any gold related transaction is appropriate for any investment objective or financial situation of a prospective investor. A decision to invest in gold, any gold related products or any other products, securities or investments should not be made in reliance on any of the statements in this report. Before making any investment decision, prospective investors should seek advice from their financial advisers, take into account their individual financial needs and circumstances and carefully consider the risks associated with such investment decision.

July 2010

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.